Mail Stop 0511

                                                        November 8,
2004

Audrey Reich, President
Dynamic Alert Limited
45563 RPO Sunnyside
Surrey, B.C.  V4A  9N3

RE:  Dynamic Alert Limited ("the company")
        File No.  333-119566
        Registration Statement on Form SB-2
        Filed October 6, 2004

Dear Ms. Reich:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that it is "a development stage company that has no specific business plan or purpose has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant has a specific business plan, in and effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, the staff`s assessment of your status under the definition can be based only upon the public representation of its proposed business in the instant registration statement. In this regard we also refer you to proposing Securities Act Release 33-6891 (April 17, 1991).
2. We note the company intends to due a number of things, however it is contingent upon a successful completion of this offering, however this is a best efforts offering with no minimum and no assurance as to the amount of proceeds that may be raised in this offering, no financing from lending institutions, no agreements or understandings with officers and directors to loan money to the company, the company is in the embryonic stage and has no operations to date, management has minimum experience, management will devote only a portion of time to the operation and the website is crucial and will be used as the first means to promote the company service as soon as we have funds available. Given the above mentioned it is unclear how the company can make the representation that "We do not expect to have revenues until at least three months after this registration becomes effective." Please revise and or advise.

Cover Page of Registration Statement
3. Since your shares of common stock will be sold on a continuous basis, please add the Rule 415 language on the cover page of the registration statement and check the box. We note the Item 512(a) undertakings in this regard.
4. In the amendment to be filed, please insure that the Commission file number is included on the cover page.

Table of Contents
5. Please ensure that the page numbers listed in the table of contents correctly correspond to those sections in the prospectus.

Prospectus Summary
Summary of Financial Information
6. Please show the Net Loss in brackets.

Risk Factors
7. If the officers and directors do not have any direct prior experience with running a personal security business as contemplated, another risk factor should be added to reflect this fact.

Item 4.  Use of Proceeds
8. Please make it clear the basis for your statement "We intend to raise $90,000..." or if you have no assurance this will be accomplished, please revise accordingly.
9. The second paragraph should be expanded to clearly state if true, that the $35,000 referred to here is not part of the $90,000.
10. Please revise the sentence above the table on page 6, to make clear" The following table indicates how Dynamic intends to use the proceeds from this offering if all of the shares are sold."
11. Please revise to list in the order of priority. See Item 504 of Regulation S-B.
12. According to the filing if the company fails to sell the entire Offering, it may never commence operations and your investment would be lost. Please revise to disclose the minimum amount of proceeds the company will require during the next 12 months.
13. Please revise to discuss the current day to day operations of the company.
14. It is requested that the table be revised and provide a column if only 10% of the offering is raised.

Item 6.  Dilution
15. Please revise your dilution table to address the following:

a. We understand that you anticipate paying the entire expenses of this offering from cash on hand, and not from the proceeds of the offering. However, these costs are attributable to the offering and should be reflected in your dilution table. Please revise your net tangible book value per share after stock sale to include the impact of your offering costs ($17,000). Consider adding a footnote to your table explaining that your computations take into consideration the estimated offering costs.

b. Please revise your table provided to be consistent with the four offering scenarios presented in your use of proceeds discussion on page 7. The presentation should include dilution to investors as if 25%, 50%, 75%, and 100%, of the offering is sold.

c. Please round per share amounts here, and throughout your registration statement (including your statement of operations, page
24), to the nearest penny.

Inventory
16. Please clarify what would be considered an "acceptable level" of product inventory.

Kiosk and Portable Display
17. State the number of kiosks and portable displays you intend to start out with. It appears you are referring to one in this section but in the "Plan of Operation" section you refer to "...kiosks and portable displays will be situated periodically in the major traffic areas..."

Website Development
18. Since the website development will be your first "means" to promote the business, please state what would be the absolute minimum level of funds necessary in order to accomplish this initial step. In addition, please delete or support the disclosure that the complete website will begin within two months after the effective date of this offering.
19. We note the various scenarios in the event 25%, 50%, etc. of the total offering amount is raised. Given the fact that there is no minimum for this offering and that "[A]ny funds raised from this offering will be immediately available to Dynamic Alert Limited for its use" please expand to disclose the company`s plans in the event that less than 25% of the funds are received. Disclose what your absolute minimum amount of funds received would be to still commence your plans as stated.
20. Further, since all funds received will be immediately available, state the company`s plans in the event a nominal amount is raised but is not sufficient to commence the activities planned.

Item 6.  Dilution
21. Please state the date the affiliates, officers and directors purchased the shares for $0.01 per share.
22. Please revise to expand your dilution table to show the amount for insiders as opposed to the new investors buying stock in this offering.

Item 8.  Plan of Distribution
23. In the last sentence, you refer to "subscription checks". Please file the subscription agreement as an exhibit to the registration statement, and refer to such agreement in this section. Also, please provide the name and address of the person to which the subscription agreement and check should be sent to purchase shares in this offering.

Item 10.  Directors, Executive Officers, Promoters...
24. In Mr. Hawkings` biographical information, please provide the basis for "substantial contributions" or delete it.
25. In the information on Ms. Cox, please clarify the nature of the business of Air Transat Holidays.

Item 12.  Description of Securities
Common Stock
26. Referring to the balance sheet, it appears as though the company has only authorized shares of common stock. If this is the case, the reference in this section to preferred stockholders should be deleted. If otherwise, please revise the prospectus as appropriate.

Item 16.  Description of Business page 12
27. Expand the last sentence in the first paragraph to state if true that the company has no intentions to merge or acquire another company in the foreseeable future.

Business of Issuer
28. We refer to the second sentence of paragraph one. Please either provide the basis for this statement or clarify that this is management`s opinion.

Principal Products and Services
29. Here or elsewhere as appropriate, please identify the geographic area "Lower Mainland".
30. Please expand the third paragraph to briefly explain each of the personal services mentioned in the penultimate sentence.

Competition and Competitive Strategy
31. Briefly explain what comprised your "limited market investigations" and please make clear that if true, the penultimate sentence in paragraph one is management`s opinion.
32. Explain "corporate advantage" in the second paragraph.

33. Also, please clarify the meaning of the second sentence of that same paragraph, "...while many other companies have a more traditional approach to marketing we believe that using a personal approach targeted directly to the end user will give us a competitive advantage."
34. Further in this regard, we note in the next section "Distribution" that you "will market through traditional forms of advertising". Please explain.

Dependence on One or a Few Major Customers
35. Substantially revise this section to provide the basis for your statements or make clear your source of information. Are you going to target individuals exclusively and not attempt to obtain large corporate customers? If so, explain why.
36. The disclosure in the last paragraph does not appear relevant. Please revise or delete it.

Government Controls and Approvals
37. In the second paragraph, please disclose whether or not management has any contacts or known plans, understandings, or arrangements with any manufacturers or distributors.
38. Revise the last paragraph to briefly explain what role or affect the Labor Standards, and Occupational Health and Safety would have on the operations of a company in this type of business.

Research and Development Activities and Costs
39. Specifically disclose what research and investigation has been conducted and briefly summarize your conclusions.
40. The meaning of "during the term of this prospectus" is not understood. What additional research and development is intended to be conducted in the future?


Facilities
41. Here or under Item 18. "Description of Property", please provide a brief description of the property. See Item 102(a) of Regulation S-B in this regard.

42. Please revise to eliminate the implication that the company will be successful "after the first year of operations." There is no assurance of when, if ever, the company will be successful considering the fact that it is in the development stage with no revenues or operations to date.

Employees
43. Referring to the first sentence of paragraph three, the meaning is not clear. Please revise. It is requested that promotional representations be supported or deleted.

Item 17.  Plan of Operation
44. Please provide a Management`s Discussion as contemplated by Item 303(a) of Regulation S-B. The discussion relative to each present and proposed activity should provide disclosure of the company`s current operations and the precise activities you anticipate engaging in, each material event or step (milestone) required until revenues are generated, conditions or contingencies to the achievement of those events, including the expected amount of funding necessary to accomplish each milestone, and the time frame required to achieve each milestone. Please be thorough and specific. Please provide this disclosure in a table with appropriate column headings. In addition, you should clearly discuss the nature of any material contracts and affiliations with third parties, as applicable.
45. In the penultimate paragraph, please delete the reference to "registration statement" and replace it with "prospectus".
46. Please discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.
Expenditures
47. A registration statement is declared effective.  Please correct.
48. The initial paragraph should be expanded to address the other $17,000 ($107,000 - $90,000). In this regard, please consider moving the penultimate paragraph of this section and adding the disclosure herein.
49. With respect to the final paragraph, the tone seems promotional considering the company`s position, being in the development stage with no revenues, no operations, no assurance of funding, no contracts, no customers. Please substantially revise to provide the basis or delete.
50. The last paragraph should be revised to add the word "maximum" before "amount" in line one thereof.

Item 20.  Market for Common Equity...
51. Discuss the listing requirements and how the company has fulfilled those requirements.

Financial Statements
General
52. Please note the updating requirements for the financial statements pursuant to Item 310(g) of Regulation S-B. In addition, please provide a current consent in any amendment.

Part II.
Item 25.  Other Expenses of Issuance...
53. Please revise as appropriate to insure that the SEC registration fee listed here and that stated on the cover page of the registration statement are consistent.

Item 26.  Recent Sales...
54. With respect to the sale to Ms. Reich referred to in the second paragraph, please provide the facts relied upon to make the exemption claimed available. Please refer to Item 702 of Regulation S-B.

Item 27.  Exhibits
Exhibit 5 - Legality Opinion
55. We note that the legality opinion will be filed "prior to the effective date". Please note that the staff may have comments upon the review of the legal opinion.

Signatures
56. The individual(s) operating in the capacity of principal executive officer, principal financial officer, and principal accounting officer or controller should be so designated in accordance with the Form requirements.

Closing Comments

          As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












Please contact David Burton at (202) 942-1808 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 942-1787 with any other questions.




Sincerely,





John Reynolds, Assistant Director

Office of Emerging Growth Companies

CC:   W. Scott Lawler, Esq.
          (403) 272-3620 via fax